Westcore Trust
1290 Broadway, Suite 1100
Denver, CO 80203

September 6, 2016

VIA EDGAR

Ms. Lauren Hamilton
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Westcore Trust (the “Registrant”) File Nos. 002-75677; 811-03373

Dear Ms. Hamilton:

On behalf of the Registrant, and with respect to each of the funds listed on Exhibit A hereto (each a “Fund” and collectively, the “Funds”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on August 4, 2016 with regard to the Registrant’s filings on Form N-CSR for the reporting period ended December 31, 2015 and Form N-PX filed on August 17, 2015, as well as corresponding disclosures made in the Registrant’s Registration Statement on Form N-1A. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

I. General

1.	Staff Comment: The Registrant is advised to file a written response to the Staff’s comments via EDGAR correspondence. The Staff notes that some of their comments may be directed to disclosures regarding certain funds; however, these comments may also apply to the disclosures for multiple funds. The Registrant should review its filings as a whole to determine other areas where such comments may apply. The Registrant is also advised to include the language required by the Tandy letter in its response to the Staff’s comments.

Registrant’s Response: Comment complied with. See other responses throughout this letter.

II.	Filing on Form N-CSR (reporting period ended December 31, 2015)

1.	Staff Comment: The graphical representation of portfolio holdings for the Westcore Growth Fund shows that the Fund had 33.6% of its net assets invested in the “Information Technology” sector as of December 31, 2015 and the graphical representation of portfolio holdings for the Westcore Small Cap Growth Fund shows that the Fund had 30.7% of its net assets invested in the “Information Technology” sector as of December 31, 2015. Additionally, the graphical representation of portfolio holdings for the Westcore International Small-Cap Fund shows that the Fund had 39.2% of its net assets invested in the “Consumer Discretionary” sector as of December 31, 2015. Please consider whether the Funds should include additional disclosure in their registration statements about the risks generally of sector concentration. If any of the Funds expect to regularly concentrate in particular sectors, please consider whether those Funds should include additional disclosure about the risks of concentrating in those particular sectors.

Registrant’s Response: The Registrant will add the following principal risk to each Fund’s prospectus in the upcoming annual April 2017 post-effective amendment on Form N-1A:

“Sector Concentration Risk – The Fund may concentrate its investments in companies that are in a single sector or related sector. Concentrating investments in a single sector may make the Fund more susceptible to adverse economic, business, regulatory or other developments affecting that sector. If an economic downturn occurs in a sector in which the Fund’s investments are concentrated, the Fund may perform poorly during that period.”

2.	Staff Comment: For variable rate securities, please consider disclosing on the Statements of Investments, a description of reference rate and spread and the end of period interest rate, or in a note to the Schedule of Investments, the end of period reference rate for each reference rate described in the schedule.

Registrant’s Response: The Registrant notes that, with respect to the Form N-CSR filed for the reporting period ended December 31, 2015, and per the footnotes in the Statements of Investments therein, the coupon rates shown on floating or adjustable rate securities reflect the rate at the period end. With respect to the descriptions of reference rates and spreads for adjustable rate securities, the Registrant notes that there is no requirement under U.S. GAAP or Regulation S-X to disclose a description of such items. However, in acknowledgment of the comment, the Registrant will evaluate the costs and benefits of including such descriptions in the Statements of Investments going forward, as well as monitor for the potential impact of regulatory developments with respect to such disclosure.

3.	Staff Comment: The Statements of Assets and Liabilities for the Westcore Small-Cap Growth Fund as of December 31, 2015 show a receivable due from the adviser as one of the Fund’s assets. Please explain this amount due to the Fund from the adviser.

Registrant’s Response: The Registrant refers the Staff to note 5 in the Notes to Financial Statements for its Form N-CSR filed for the reporting period ended December 31, 2015, and in particular the discussion of Denver Investments’ contractual agreement to waive certain fees and/or reimburse other expenses. The adviser’s reimbursements are paid monthly in arrears, and as a consequence, certain amounts related thereto may appear from time to time as receivables due from Denver Investments. In the interest of clarity, the Registrant will, in future filings, include a sentence within the Notes stating that the reimbursable amounts are paid monthly in arrears by the adviser.

4.	Staff Comment: The Statement of Change in Net Assets reflects a return of capital for the Flexible Income Fund for the year ended December 31, 2015. Please confirm that (i) written statements were sent to Fund shareholders in accordance with Section 19(a) and Rule 19a-1 of the 1940 Act and (ii) that this return of capital amount was excluded from the 30-Day Yield calculations in the Average Annual Total Returns Table for the Fund and the unsubsidized 30-Day Yield calculations included in the related footnote to the table. Please also review all website materials relating to the 2015 final distributions to confirm that such materials contained a disclosure that the 2015 distribution to Fund shareholders included return of capital.

Registrant’s Response: The Registrant notes that the Fund from time to time holds certain investments that are treated as “pass-through” vehicles for federal income tax purposes. When these investments make distributions to their shareholders (including the Fund), they provide estimates relating to the character and amount of such distributions including, not infrequently, a final determination after the end of the applicable accounting year. During the Fund’s fiscal year ended December 31, 2015, the Registrant was not aware of any return of capital in connection with any of these investments when the Fund made its monthly distributions to Fund shareholders. The Fund was informed, after the December distribution had been paid from the Fund, that a portion of the 2015 income received from an underlying investment was deferred until 2016 for tax reporting, resulting in a return of capital to the Fund. In accordance with Rule 19a-1(e) of the 1940 Act, the Registrant included clarifying information within the Fund’s Statement of Change in Net Assets in the annual report to shareholders for the period ended December 31, 2015), which was the “first report to stockholders following discovery of the inaccuracy.”

With respect to the Fund’s website materials, the Registrant believes that all information on the Fund’s website relating to its 2015 distributions was accurate as of the date such information was first disseminated.

5.	Staff Comment: Please confirm for the Staff if the Funds have appropriately disclosed all related party transactions and related policies and programs within the Notes to Financial Statements in compliance with ASC 850-10-50. Specifically confirm to the Staff if the Funds have executed any trades under Rule 17a-7 and, if so, please make sure such disclosure appears (and, if not, explain why).

Registrant’s Response: The Registrant confirms that, with respect to the Form N-CSR filed for the reporting period ended December 31, 2015, the Funds have not executed any trades under Rule 17a-7, and that the Funds have appropriately disclosed all other related party transactions and related policies and programs within the Notes to Financial Statements in compliance with ASC 850-10-50.

In the interest of clarity and brevity, the Registrant does not typically include negative statements within the Notes to Financial Statements except where specifically required. However, the Registrant will evaluate whether certain negative statements, including with respect to the foregoing disclosure, should be included in similar filings going forward.

III. Filing on Form N-PX (filed August 17, 2015)

1.	Staff Comment: General Instruction (F)(2)(a) of Form N-PX states that the form must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers. This form is signed by the Registrant’s secretary. In the future, please have the principal executive officer sign the form on behalf of the Fund.

Registrant’s Response: The Registrant will have its principal executive officer or officers sign each of its future Form N-PX filings, commencing with the filing made for the annual period ended June 30, 2016.

The Registrant hereby acknowledges that:

•	the Staff comments, or changes to disclosure in response to the Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filings;

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Janice M. Teague
Janice M. Teague
President

Enclosure
cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

EXHIBIT A

Westcore Growth Fund
Westcore MIDCO Growth Fund
Westcore Select Fund
Westcore Small-Cap Growth Fund
Westcore Global Large-Cap Dividend Fund (f/k/a Westcore Blue Chip Dividend Fund)
Westcore Mid-Cap Value Dividend Fund
Westcore Small-Cap Value Dividend Fund
Westcore Micro-Cap Dividend Fund
Westcore International Small Cap Fund
Westcore Flexible Income Fund
Westcore Plus Bond Fund
Westcore Colorado Tax-Exempt Fund